Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, N.W.
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Laura E. Flores 202.739.5684 lflores@morganlewis.com
February 8, 2011

VIA Edgar Correspondence

Mr. Dominic Minore
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	U.S. One Trust (the “Trust”) – Preliminary Proxy Statement
(File Nos. 333-160877 and 811-22320)

Dear Mr. Minore:

This letter responds to your comments of January 25, 2011 and January 27, 2011 to the Trust’s Preliminary Proxy Statement filed on January 12, 2011 for the purpose of seeking shareholder approval of a new investment advisory agreement for the Trust’s One Fund® (the “Fund”).  The following summarizes your comments, and our responses to those comments.  Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Preliminary Proxy Statement.

1.	Comment. Please confirm to the Staff that you are not currently aware of any changes that would materially affect the Fund and require a shareholder vote within the next 12 months.

Response.    We have confirmed with our clients, that they are not currently aware of any changes that would both require shareholder approval and materially affect the Fund.  As discussed, the only change currently under consideration that would require shareholder approval is a change in the membership of the Board, which we do not believe would materially affect the characteristics of the Fund.  Russell and RIMCo may consider making other changes to the Fund in the future, but none that we are aware of would require shareholder approval.

2.	Comment. Please add disclosure to the effect that there are no assurances that any of the possible benefits of the transaction will be realized.

Response.    We have added the requested disclosure.

3.	Comment. Please confirm that neither Russell nor its affiliates will receive additional compensation as contemplated by Section 15(f).

Response.    We have confirmed with our client that neither Russell nor its affiliates will receive additional compensation as contemplated by Section 15(f).  To the extent that an affiliate of Russell acts as broker with respect to the Fund’s portfolio securities in the future, such affiliate will waive any brokerage commissions owed by the Fund.

Mr. Dominic Minore
February 8, 2011

4.	Comment. Please confirm that the difference in governing law between the existing and new investment advisory agreements should not materially affect the Fund.

Response.    We confirm that the differences in governing law (i.e., Washington and Delaware) should not materially affect the Fund.

5.	Comment. Please confirm that the absence of limitation of liability language with respect to Shareholders in the new advisory agreement does not put shareholders at greater risk.

Response.    We do not believe that the absence of explicit limitation of personal liability language in the new advisory agreement puts shareholders at greater risk for personal liability because the Trust’s Agreement and Declaration of Trust provides that shareholders may not be held personally liable. Specifically, the Agreement and Declaration of Trust provides that  “[n]either the Trust not the Trustees, nor any officer, employee or agent of the Trust shall have any power to bind personally any Shareholder, or to call upon any Shareholder for the payment of any sum of money or assessment whatsoever other than such as the Shareholder may at any time agree to pay.”

6.
Comment.    Please disclose what services Mr. Hrabal will provide or what functions he will perform in his role as Consultant, and confirm that such services or functions will not cause him to be an investment adviser.

Response.    We have added the requested disclosure, and have confirmed with our client that the consulting services he is expected to provide will not cause him to be an investment adviser.

7.	Comment. Please disclose the compensation Mr. Hrabal is expected to receive (i) as a Consultant and (ii) in connection with the sale of U.S. One, Inc.

Response.    As requested, we have disclosed the compensation Mr. Hrabal expects to receive in his role as Consultant.  While we have not disclosed the anticipated dollar amount Mr. Hrabal expects to receive in connection with the sale of U.S. One, Inc. for privacy reasons, we have disclosed that Mr. Hrabal has a “material pecuniary interest in the Proposed Acquisition,” and an incentive “in his capacity as Chairman of the Board and as a significant Shareholder of the Fund to recommend the approval of the New Advisory Agreement to Shareholders and to approve the New Advisory Agreement to ensure the successful closing of the Proposed Acquisition,” which “may be deemed to create a conflict of interest with respect to Mr. Hrabal’s role as a Trustee and Shareholder of the Fund.”

Mr. Dominic Minore
February 8, 2011

8.
Comment.    Please disclose that Russell is interested in acquiring U.S. One, Inc. primarily for the exemptive relief U.S. One, Inc. has obtained that enables it to manage and offer exchange-traded funds, and that Russell would be able to rely on this exemptive relief following the acquisition.

Response.    We have added disclosure stating that the “exemptive relief was among the factors considered by Russell in its determination to participate in the Proposed Acquisition,” and that upon the closing of the Proposed Acquisition, RIMCo will be entitled to rely on the exemptive relief obtained by U.S. One, Inc.

***

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its proxy statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the proxy statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the proxy statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at 202.739.5684.

Sincerely,

/s/Laura E. Flores

Laura E. Flores

c:	Mr. Paul Hrabal
Mary Beth Rhoden, Esq.
W. John McGuire, Esq.